HBOS plc

The Mound
Edinburgh
EH1 1YZ

6 September 2003

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of A[redacted]

Direct Line 0131 243 5586
Fax No 0131 243 5516

Your Ref: 82/3240 and 82/5003

Bank of Scotland
Halifax Group

Exemption

Dear Sirs;

HBOS plc filings pursuant to Rule 12g3-2(b)

I enclose documents either sent to shareholders or made available to the public during the period 1st August to 31st August 2003.

01.08.03	Director of Shareholding – HBOS plc
04.08.03	Director of Shareholding - HBOS plc
05.08.03	Halifax House Price Index July 2003
07.08.03	Holding(s) in Company - Wigmore Property Invest. Trust PLC
07.08.03	Director of Shareholding – HBOS plc
07.08.03	Holding(s) in Company – BRIT Insurance Holdings PLC
08.08.03	Rule 8 – Debenhams plc
11.08.03	Additional Listing – HBOS plc
11.08.03	Re: Document re. Pricing Supplement
12.08.03	Notification of Major interests in Shares – Ecofin Water & Power Opps PLC
12.08.03	Rule 8 – Debenhams plc
12.08.03	Rule 8 – Debenhams plc
12.08.03	Notification of Major Interests in Shares – North Atlantic Smir Co Inv Tst PLC
18.08.03	Statement re Bankwest – BankWest Shareholders & Option Holders Approve HBOS Schemes of Arrangement
19.08.03	Director Shareholding – HBOS plc
19.08.03	Rule 8 – Debenhams plc
19.09.03	Rule 8 – Safeway plc
19.08.03	Holding(s) in Company (Lehman Brothers International (Europe)
20.08.03	Rule 8 – Safeway plc – Disclosure under Rule 8
20.08.03	Rule 8 – SSL International plc – Disclosure under Rule 8
21.08.03	Director of Shareholding – HBOS plc
21.08.03	Rule 8 – Safeway plc – Disclosure under Rule 8
21.08.03	Rule 8 – Safeway plc – Disclosure under Rule 8
21.08.03	Rule 8 – Debenhams plc – Disclosure under Rule 8
21.08.03	Change of Interest – Simon Group PLC
22.08.03	Holding(s) in Company – HBOS plc
22.08.03	Rule 8 – Safeway plc

dlw 9/29

26.08.03	Statement re Bankwest – Court Approves HBOS – Bank of Western Australia Ltd Schemes of Arrangement
27.08.03	HBOS & Subsidiaries have major interest in Oxford Instruments Ltd
28.08.03	Court Approves HBOS - Bank of Western Australia Ltd Schemes of Arrangement
28.08.03	Director Shareholding - Alphameric

Announcements made to the London Stock Exchange:-

Documents lodged at Companies House:

1 Form 88(2)'s – Return of Allotment of	14,600 Shares registered on 04.08.03
9 Form 88(2)'s – Return of Allotment of	72,777 Shares registered on 06.08.03
1 Form 88(2)'s – Return of Allotment of	42,650 Shares registered on 07.08.03
2 Form 88(2)'s – Return of Allotment of	12,104 Shares registered on 11.08.03
1 Form 88(2)'s – Return of Allotment of	1,482 Shares registered on 12.08.03
1 Form 88(2)'s – Return of Allotment of	2,140 Shares registered on 13.08.03
2 Form 88(2)'s – Return of Allotment of	1,796 Shares registered on 14.08.03
1 Form 88(2)'s – Return of Allotment of	11,500 Shares registered on 15.08.03
1 Form 88(2)'s – Return of Allotment of	4,000 Shares registered on 18.08.03
4 Form 88(2)'s – Return of Allotment of	10,661 Shares registered on 20.08.03
1 Form 88(2)'s – Return of Allotment of	19,434 Shares registered on 21.08.03
7 Form 88(2)'s – Return of Allotment of	32,533 Shares registered on 27.08.03
1 Form 88(2)'s – Return of Allotment of	5,000 Shares registered on 28.08.03

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Company Secretarial Assistant

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:08 1 Aug 2003
Number	2388O

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 100

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 812.10p

13) Date of transaction: 29 July 2003

14) Date company informed: 31 July 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,520,671 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Gail Stivey

Company Secretarial Manager

Tel: 0131 243 7029

Mobile: 07766 505615

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:28 4 Aug 2003
Number	2851O

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were transferred in terms of the Rules of the Scheme to the beneficiary of a member of staff who died.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 728

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: N/A

13) Date of transaction: 1 August 2003

14) Date company informed: 1 August 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,519,943 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Gail Stivey

Company Secretarial Manager

Tel: 0131 243 7029

Mobile: 07766 505615

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Company	Halifax PLC
TIDM	59NB
Headline	Hx House Price Index July2003
Released	08:00 5 Aug 2003
Number	3214O

Halifax House Price Index

National Index July

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) **427.5** Monthly Change **1.3%** Annual Change **19.2%**

Standardised Average Price (seasonally adjusted) **£132,079**

Key Points

- The housing market is strong with house prices increasing by 1.3% in July. Annual house price inflation now stands at 19.2%.
- House prices have risen by 3.4% during the past three months, exactly in line with the 3.4% increase during the preceding quar
- There is evidence of renewed activity in London's mainstream housing market (i.e. properties valued around the London averag house price). Halifax Estate Agents is reporting an increase in the number of properties coming onto the London and South Ea mainstream market.
- There continues to be a chronic shortage of houses particularly in the South East. In 2002, a total of just over 170,000 new hon were built in Britain, slightly above the 2001 figure of 162,000 which was the lowest number of new homes built in any year sinc If current levels of house-building are not increased in London and the South East, and the decline established over the past 1 reversed, Halifax calculates that there will be a cumulative shortage of dwellings in those regions of around 500,000 by 2021.
- In separate research to be released later this week, Halifax, the UK's largest first time buyer (FTB) mortgage provider, has look the FTB market over the past decade. The average price paid for a house by a FTB is now £103,294, 128% higher than 10 yea The average FTB now puts down a deposit of £18,950 (compared to just £5,433 ten years ago).

Commenting on the figures Martin Ellis, Chief Economist, said:

"The housing market is strong. With mortgage rates at a 50 year low, benign employment prospects and affordability levels well below the long term average, the housing market continues to be underpinned by strong fundamentals."

HOUSING FUNDAMENTALS ARE STRONG..........

Employment levels, the key driver of the UK housing market, remain good. Employment levels which increased by 101,000 in the three months ending in May, continue to underpin the housing market. Although the recent 25 basis point cut in bank base rates has helped to boost consumer confidence as well as supporting the manufacturing and retailing sector, it has not had a noticeable impact on transaction levels in the housing market.

BORROWING RISES..............BUT AFFORDABILITY REMAINS GOOD.

Bank of England figures showed that total lending to individuals grew to record levels during June. Lending increased by £10 billion in June taking consumer debt to the highest level since records began in 1993.

Although personal debt is at an all time high, the impact of 50 year low interest rates has meant that debt is very affordable. Across the UK, the average new borrower is spending 14% of average gross earnings on mortgage payments, well below the average of 22% since 1983. According to the Council of Mortgage Lenders, the average loan to value (LTV) is currently 65% - down slightly from 66% in 2002.

The number of First Time Buyers continues to fall..........

The number of first time buyers coming on to the market is at its lowest level since records began in 1974. First time buyers fell from 253,000 in the first six months of 2002 to 174,000 during the corresponding period this year.

In separate research to be released later this week, Halifax, the UK's largest first time buyer mortgage provider, has looked at the FTB market over the past decade. The average price paid for a house by a FTB is now £103,294, 128% higher than 10 years ago (£45,249). The average FTB now puts down a deposit of £18,950, compared to just £5,433 ten years ago.

House prices paid by FTB's are highest in London at £193,508 and are over three times the price paid in the least expensive region (North, £60,605). House prices for first time buyers in the South East (£142,577) and the South West (£116,795) are well ahead of the UK average price. The least expensive properties for first time buyers are in the North (£60,605) and Scotland (£63,389).

The difficulties that an increasing number of first time buyers are facing in getting a foot on the housing ladder is moderating demand and is causing house price growth to gradually slow.

The number of new build properties remains at historically low levels........

There continues to be a chronic shortage of new homes. New house building has generally averaged 180,000 each year over the last 20 years, peaking at over 240,000 in 1988. In 2002 just over 170,000 new homes were built in Britain, slightly above the 2001 figure of 162,000 which was the lowest total of new homes built in any year since 1949.

The real concern is that the number of new homes is not keeping pace with the growth in demand. Growth in the number of households has been in excess of 200,000 per annum. If current levels of house-building are not increased in London and the South East, and the decline established over the past 15 years reversed, Halifax calculates that there will be a cumulative shortage of dwellings in those regions of around 500,000 by 2021.

This shortage of supply of housing stock has contributed to the housing boom over the past 3 years, particularly in London and the South East and is one of the reasons why house prices continue to increase at rates above the long term average.

HOUSING TRANSACTIONS ARE UP..........BUT STILL REMAIN LOWER THAN LAST YEAR......

The number of loans approved for house purchase in June rose to 108,000, up from 91,000 in May and slightly above the three-month average of 94,000. According to Inland Revenue statistics, during the first 6 months of the year there have been just over 680,000 property transactions in England and Wales. This is approximately 13% lower than the 780,000 transactions recorded in the corresponding period in 2002. It is likely that the number of transactions will be lower than the level seen in 2002 (1.58 million), but will be around the same experienced during the preceding 3 years at approximately 1.4 million.

NOTE: The 19.2% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

The Halifax House Price Index is compiled with care. Persons seeking to place reliance upon it for commercial purposes do so however at their own risk.

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Company	Wigmore Property Invest. Trust PLC
TIDM	WGM
Headline	Holding(s) in Company
Released	11:00 7 Aug 2003
Number	43150

RNS Number:43150
Wigmore Property Invest. Trust PLC
7 August 2003

Wigmore Property Investment Trust Plc received notification on 7th August 2003 that HBOS plc and its subsidiaries have a material interest in 1,455,952 of Wigmore's Ordinary shares, representing 8.87% of the issued share capital.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:08 7 Aug 2003
Number	4353O

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 60

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 753.39p

13) Date of transaction: 6 August 2003

14) Date company informed: 6 August 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,519,883 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Gail Stivey

Company Secretarial Manager

Tel: 0131 243 7029

Mobile: 07766 505615

END

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Company	BRIT Insurance Holdings PLC
TIDM	BRE
Headline	Holding(s) in Company
Released	15:10 7 Aug 2003
Number	4460O

RNS Number:4460O
BRIT Insurance Holdings PLC
7 August 2003

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY
BRIT INSURANCE HOLDINGS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST
HBOS PLC AND SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
AS PER Q2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.
SEE BELOW

5) Number of shares/amount of stock acquired.
N/A

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed
N/A

8) (N/A %) of issued Class

9) Class of security
ORDINARY SHARES OF 25P

10) Date of transaction
N/A

11) Date company informed
7 AUGUST 2003

12) Total holding following this notification

96,298,940

13) Total percentage holding of issued class following this notification
9.89% (BASED ON ISSUED SHARE CAPITAL OF 973,844,536 ORDINARY SHARES OF 25P)

(EXCLUDES ANY CONVERSION OF CONVERTIBLE UNSECURED SUBORDINATED LOAN STOCK 2008 TO ORDINARY SHARES)

14) Any additional information

15) Name of contact and telephone number for queries
LUCIE GILBERT 020 7984 8664

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 7 AUGUST 2003

Letter to Brit Insurance Holdings Plc
Dated 7th August 2003

On behalf of HBOS Plc,

Pursuant to Section 198 of the Companies Act 1985, on behalf of HBOS plc, we give notice that HBOS plc and its subsidiaries have a material and non-material interest in the shares of your company as follows:

Sedol	No of Shares	Security class	Fund	Registered Holder
0099600	613,758	Ordinary 25p	115	Chase Nominees Ltd a/c
0099600	77,916	Ordinary 25p	125	Chase Nominees Ltd a/c
0099600	96,330	Ordinary 25p	126	Chase Nominees Ltd a/c
0099600	624,851	Ordinary 25p	144	Chase Nominees Ltd a/c
0099600	267,914	Ordinary 25p	146	Chase Nominees Ltd a/c
0099600	235,000	Ordinary 25p	161	Chase Nominees Ltd a/c
0099600	291,326	Ordinary 25p	169	Chase Nominees Ltd a/c
0099600	42,582	Ordinary 25p	170	Chase Nominees Ltd a/c
0099600	322,149	Ordinary 25p	171	Chase Nominees Ltd a/c
0099600	102,796	Ordinary 25p	173	Chase Nominees Ltd a/c
0099600	124,902	Ordinary 25p	175	Chase Nominees Ltd a/c
0099600	472,879	Ordinary 25p	176	Chase Nominees Ltd a/c
0099600	265,392	Ordinary 25p	179	Chase Nominees Ltd a/c
0099600	120,710	Ordinary 25p	180	Chase Nominees Ltd a/c
0099600	601,945	Ordinary 25p	183	Chase Nominees Ltd a/c
0099600	295,224	Ordinary 25p	187	Chase Nominees Ltd a/c
0099600	87,116	Ordinary 25p	188	Chase Nominees Ltd a/c
0099600	118,769	Ordinary 25p	193	Chase Nominees Ltd a/c
0099600	71,272	Ordinary 25p	198	Chase Nominees Ltd a/c
0099600	1,264,748	Ordinary 25p	200	Chase Nominees Ltd a/c
0099600	690,839	Ordinary 25p	201	Chase Nominees Ltd a/c
0099600	130,177	Ordinary 25p	209	Chase Nominees Ltd a/c
0099600	700,270	Ordinary 25p	210	Chase Nominees Ltd a/c
0099600	371,462	Ordinary 25p	213	Chase Nominees Ltd a/c
0099600	331,507	Ordinary 25p	214	Chase Nominees Ltd a/c
0099600	3,751,775	Ordinary 25p	2304	Chase Nominees Ltd a/c
0099600	27,251,190	Ordinary 25p	2314	Chase Nominees Ltd a/c
0099600	454,270	Ordinary 25p	237	Chase Nominees Ltd a/c
0099600	11,240,427	Ordinary 25p	EQPEL	HSBC Global Custody Nom
0099600	950,000	Ordinary 25p	EQSPE	HSBC Global Custody Nom
0099600	473,333	Ordinary 25p	EQSTR	HSBC Global Custody Nom

0099600	282,000	Ordinary 25p	H966	Chase Nominees Ltd A/C
0099600	1,812,799	Ordinary 25p	HLBA	Morgan Nominees Limited
0099600	1,657,320	Ordinary 25p	HLFO	Morgan Nominees Limited
0099600	97,772	Ordinary 25p	HPBA	Morgan Nominees Limited
0099600	77,232	Ordinary 25p	HPFO	Morgan Nominees Limited
0099600	1,890,559	Ordinary 25p	HXLFE	Morgan Nominees Limited
0099600	95,898	Ordinary 25p	HXPEN	Morgan Nominees Limited
0099600	450,000	Ordinary 25p	IDUEQ	Chase Nominees Ltd A/C
0099600	350,000	Ordinary 25p	IDUKS	Chase Nominees Ltd A/C
0099600	40,000	Ordinary 25p	IPFGW	Chase Nominees Ltd A/C
0099600	98,180	Ordinary 25p	J100	Chase Nominees Ltd A/C
0099600	4,329,558	Ordinary 25p	SJP HIGH	Bank of New York Nomine
0099600	755,370	Ordinary 25p	SJP RF02	HSBC Global Custody Nom
0099600	636,090	Ordinary 25p	SJP RF03	HSBC Global Custody Nom
0099600	10,762,161	Ordinary 25p	SJP RF79	HSBC Global Custody Nom
0099600	5,583,600	Ordinary 25p	SJP RF82	HSBC Global Custody Nom
0099600	382,505	Ordinary 25p	SJP RF83	HSBC Global Custody Nom
0099600	3,576,310	Ordinary 25p	SJP RF91	HSBC Global Custody Nom
0099600	319,427	Ordinary 25p	SJP RF 92	HSBC Global Custody Nom
0099600	11,295	Ordinary 25p	SJP TRACK	Bank of New York Nomine
0099600	228,230	Ordinary 25p	SJPI RF04	HSBC Global Custody Nom
0099600	12,850	Ordinary 25p	UK TRAQ	JP Morgan Chase, Luxemb
0099600	85,018	Ordinary 25p	W335	Chase Nominees Ltd A/C
0099600	10,321,937	Ordinary 25p	WPUKEQ	Chase Nominees Limited

HBOS plc's total interest is now 96,298,940 units which is 9.89% of the shares in issue.

Contact Donna Franks on 0207 321 1311.

From Insight Investment Management Limited

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Debenhams plc
Released	12:21 8 Aug 2003
Number	4896O

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 08/08/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 07/08/03

Dealing in (name of company) DEBENHAMS PLC

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
	26,400	£4.3275

3. Resultant total of the same class owned or controlled (and percentage of class)

5,843,014	1.61%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

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Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	15:19 11 Aug 2003
Number	5435O

HBOS plc

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 267,379 Ordinary shares of 25p each under the HBOS plc Employee Share Option Plan 2002, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

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Company	HBOS PLC
TIDM	HBOS
Headline	Doc re. Pricing Supplement
Released	17:03 11 Aug 2003
Number	5564O

Pricing Supplement

Issuer:	HBOS plc
Series Number	0701/03
Description:	GBP50,000,000
Currency/ Principal Amount:	Pounds Sterling
Issue Price:	100.00 per cent
Specified Denomination	GBP100,000
Issue Date:	6 August 2003
Maturity Date:	6 August 2005
ISIN:	XS0174252857

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

END

Company	Ecofin Water & Power Opps PLC
TIDM	ECW
Headline	Holding(s) in Company
Released	10:49 12 Aug 2003
Number	5718O

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company
Ecofin Water & Power Opportunities plc "Income Shares"

2) Name of shareholder having a major interest
HBOS plc and its subsidiaries

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification in respect of Shareholder named in 2 above/

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominees (UK) Ltd a/c 823496 - 1,750,000 Income shares

HSBC Global Custody Nominees (UK) Ltd a/c 823575 - 883,333 Income shares

HSBC Global Custody Nominees (UK) Ltd a/c 823721 - 145,000 Income shares

HSBC Global Custody Nominees (UK) Ltd a/c 823587 - 1,500,000 Income shares

HSBC Global Custody Nominees (UK) Ltd a/c 823733 - 115,000 Income shares

5) Number of shares/amount of stock acquired

783,333 Income shares

6) Percentage of issued class

1.11%

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Income Shares of 1p each

10) Date of transaction
Not notified

11) Date company informed

12 August 2003

12) Total holding following this notification

4,393,333 Income shares

13) Total percentage holding of issued class following this notification

6.28%

14) Any additional information

15) Name of contact and telephone number for queries
Karen Garrod 01277 201222

16) Name and signature of authorised company official responsible for making this notification
Phoenix Administration Services Limited

Date of notification 12 August 2003

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Debenhams plc
Released	11:48 12 Aug 2003
Number	5761O

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 12/08/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 08/08/03

Dealing in (name of company) DEBENHAMS PLC

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
17,400		£4.3275
24,700		£4.325

3. Resultant total of the same class owned or controlled (and percentage of class)

5,885,114	1.62%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Debenhams plc
Released	11:50 12 Aug 2003
Number	5766O

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 12/08/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 11/08/03

Dealing in (name of company) DEBENHAMS PLC

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
	8,000	£4.2988

3. Resultant total of the same class owned or controlled (and percentage of class)

5,877,114 1.62%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	North Atlantic Smlr Co Inv Tst PLC
TIDM	NAS
Headline	Holding(s) in Company
Released	14:31 12 Aug 2003
Number	5891O

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

NORTH ATLANTIC SMALLER COMPANIES INVESTMENT TRUST PLC

2) Name of shareholder having a major interest

HBOS plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

PERSHING KEEN NOMINEES - 12,512 SHARES
HSBC GLOBAL NOMINEES (UK) LTD - 634,000 SHARES
NORTHERN TRUST - 1,771,000 SHARES
MORGAN NOMINEES LIMITED - 2,962 SHARES

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

NOT DISCLOSED

9) Class of security

ORDINARY SHARES OF 5p

10) Date of transaction

NOT DISCLOSED

11) Date company informed

12 AUGUST 2003

12) Total holding following this notification

2,420,474 ORDINARY SHARES

13) Total percentage holding of issued class following this notification

19.75%

14) Any additional information

15) Name of contact and telephone number for queries

BONITA DRYDEN - 020 7747 5681

16) Name and signature of authorised company official responsible for making this notification

Date of notification ..12 AUGUST.2003

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Statement re BankWest
Released	10:02 18 Aug 2003
Number	7649O

BankWest Shareholders and Option Holders Approve HBOS Schemes of Arrangement

Bank of Western Australia Ltd ("BankWest") minority shareholders and option holders today voted in favour of the Schemes of Arrangement proposed by HBOS plc on 9th May 2003. Under the proposal, HBOS' Australian subsidiary, Scottish Western Australia Holdings Pty Ltd will acquire all outstanding shares in BankWest held by minority shareholders and all outstanding options will be cancelled.

The resolution approving the Share Scheme was duly passed by a majority of 84.0% of shares voted and 79.9% of the shareholders who voted. The Option Scheme was duly passed by a majority of 99.6% votes cast and 97.9% of option holders.

The Court hearing for the approval of the Schemes of Arrangement is scheduled to take place on 26 August 2003. If Court approval is obtained and there are no other outstanding conditions, BankWest will apply for suspension of trading in BankWest Shares on the Australian Stock Exchange after close of trading on the day on which the Schemes become effective. It is anticipated that BankWest minority shareholders and option holders will receive payment of the consideration no later than 11 September 2003.

The consideration of A$4.25 per share for all shares not currently held by HBOS plc and the cash payment for cancellation of options represents a total consideration of approximately A$1.05 billion (approximately £430 million, based on current exchange rates) and will be funded from HBOS' existing capital resources.

HBOS Contacts

Investor Relations

John Hope

Tel: 0131 243 5508

E-Mail: johnhope@hbosplc.com

Media Relations

Barry Gardner

Tel: 0131 243 7194

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:26 19 Aug 2003
Number	8201O

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 276

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 753.20p

13) Date of transaction: 18 August 2003

14) Date company informed: 18 August 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,519,607 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Gail Stivey

Company Secretarial Manager

Tel: 0131 243 7029

Mobile: 07766 505615

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Debenhams plc
Released	11:56 19 Aug 2003
Number	8230O

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...19/08/2003.....

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ....18/08/2003.........

Dealing in ......Debenhams...plc..(name of company)

(1) Class of securities (eg ordinary shares) ....Ord 10p.............................

(2) Amount bought	Amount sold	Price per unit
	17,400	£4.30

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....5,840,506.................... (1.612%)

(4) Party making disclosure ....HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ....

OR (b) If dealing for discretionary client(s), name of fund management organisation

..............Insight Investment Management Limited (a member of the HBOS group of companies)

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)
....

If category (8), explain ....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ....Kenny Melville.........................

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:-

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)- (7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is

under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	12:00 19 Aug 2003
Number	8232O

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...19/08/2003.....

DISCLOSURE UNDER RULES 8.1 (a), 8.1 (b) (i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...15/08/2003...................

Dealing in ...SAFEWAY...plc..............................(name of company)

(1) Class of securities (eg ordinary shares) ......Ord 25p...................................

(2) Amount bought	Amount sold	Price per unit
1,161,400		£2.826

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....13,362,711.............. (1.263%)

(4) Party making disclosure .....HBOS plc..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) St James Place UK plc and St James Place International plc (members of the HBOS group of companies)

OR (b) If dealing for discretionary client(s), name of fund management organisation

....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)
....

If category (8), explain ....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ....Kenny Melville.................................. ....

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:-

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)- (7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is

under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Holding(s) in Company
Released	15:38 19 Aug 2003
Number	8383O

Notification has today been received by HBOS plc from Lehman Brothers that as at 13th August 2003 Lehman Brothers International (Europe) had an interest in 128,232,404 HBOS plc Ordinary Shares of 25p each (which represents 3.34 per cent of the current issued Ordinary Share Capital).

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	11:22 20 Aug 2003
Number	8705O

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...20/08/2003.......

DISCLOSURE UNDER RULES 8.1 (a), 8.1 (b) (i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...18/08/2003.....................................

Dealing in ......SAFEWAY plc...(name of company)

2. Class of securities (eg ordinary shares) ......Ord 25p..

(2) Amount bought	Amount sold	Price per unit
497,700		£2.823

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....13,860,411.................. (1.311 %)

(4) Party making disclosure .....HBOS plc..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) St James Place UK plc and St James Place International plc (members of the HBOS group of companies)

OR (b) If dealing for discretionary client(s), name of fund management organisation

....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)
....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ....Kenny Melville.................................

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:-

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)- (7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above

exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 -SSL International plc
Released	12:53 20 Aug 2003
Number	8804O

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...20/08/2003..

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...15/08/2003.......

Dealing in ......SSL International plc................(name of company)

(1) Class of securities (eg ordinary shares) ....Ord 10p...

(2) Amount bought	Amount sold	Price per unit
	238,046	£3.220

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....5,727,608...................................... (3.025%)

(4) Party making disclosure .....HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...St James Place International plc (a member of the HBOS group of companies)

OR (b) If dealing for discretionary client(s), name of fund management organisation

....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)
....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:-

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)- (7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is

under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:06 21 Aug 2003
Number	9177O

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 275

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 712.2p

13) Date of transaction: 20 August 2003

14) Date company informed: 20 August 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,519,332 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Gail Stivey

Company Secretarial Manager

Tel: 0131 243 7029

Mobile: 07766 505615

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	11:54 21 Aug 2003
Number	9219O

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...21/08/03

DISCLOSURE UNDER RULES 8.1 (a), 8.1 (b) (i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...19/08/03............

Dealing in ...SAFEWAY plc..(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 25p...

(2) Amount bought	Amount sold	Price per unit
624,000		£2.833

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....14,484,519.................................. (1.369%)

(4) Party making disclosure ....HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) St James Place UK plc and St James Place International plc (members of the HBOS group of companies)

OR (b) If dealing for discretionary client(s), name of fund management organisation

....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...................................

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:-

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)- (7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is

under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	11:54 21 Aug 2003
Number	9220O

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...21/08/03

DISCLOSURE UNDER RULES 8.1 (a), 8.1 (b) (i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...12/08/03............

Dealing in ...SAFEWAY plc..(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 25p...

(2) Amount bought	Amount sold	Price per unit
108		£2.650

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....14,484,519.................................. (1.369%)

(4) Party making disclosure ....HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1)..

OR (b) If dealing for discretionary client(s), name of fund management organisation

......CMI Insurance Company Limited (a member of the HBOS group of companies)

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)
....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:-

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)- (7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is

under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Debenhams plc
Released	11:57 21 Aug 2003
Number	9221O

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...21/08/03

DISCLOSURE UNDER RULES 8.1 (a), 8.1 (b) (i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ......05/08/03.........

Dealing in ...DEBENHAMS plc...(name of company)

(1) Class of securities (eg ordinary shares) ......Ord 10p...

(2) Amount bought	Amount sold	Price per unit
7		£4.19

(3) Resultant total of the same class owned or controlled

(and percentage of class) ......5,840,513... (1.612%)

(4) Party making disclosure .....HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ....

OR (b) If dealing for discretionary client(s), name of fund management organisation

.........CMI Insurance Company Limited (a member of the HBOS group of companies)

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)
....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:-

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) * to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)- (7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is

under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Full Text Announcement

Company	Simon Group PLC
TIDM	SMON
Headline	Change of Interest
Released	17:18 21 Aug 2003
Number	9461O

RNS Number:9461O
Simon Group PLC
21 August 2003

21 August 2003

SIMON GROUP plc

Ordinary Shares of 25p each ("Shares")

Notification of Change of Interest

Simon Group plc ("Simon") has today received the following notification from HBOS: -

"Companies Act 1985 (as amended) (the "Act")

Section 198 disclosure by HBOS plc on its own behalf and on behalf of those of its subsidiaries which hold a material interest in Shares comprising part of the relevant share capital of the Company.

Pursuant to Section 198 of the Act, we hereby give the Company notice that we have an interest (for the purposes of Section 208 and 209 of the Act) in the following Shares comprising part of the relevant share capital (as defined in Section 198 of the Act) of the Company immediately after such time as our obligation to make this notification arose: -

Registered Holder	Fund	Number of Shares Held	Percentage Holding %
HSBC Global Custody Nominees (UK) Ltd a/c 823861	SJP RF59	478,000	0.300
HSBC Global Custody Nominees (UK) Ltd a/c 872860	SJP RF42	1,838,200	1.157
HSBC Global Custody Nominees (UK) Ltd a/c 872859	SJP RF32	2,545,000	1.602
HSBC Global Custody Nominees (UK) Ltd a/c 823770	SJP RF62	2,615,000	1.646
HSDL Nominees Ltd	N/A	4	0
Aggregate Holding of HBOS Group		7,476,204	4.705

Enquiries:

Simon Group plc
T J Redburn, Chief Executive Tel: 01737 372660

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	11:23 22 Aug 2003
Number	9645O

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...22/08/03

DISCLOSURE UNDER RULES 8.1 (a), 8.1 (b) (i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ......20/08/03..........

Dealing in ......SAFEWAY plc...(name of company)

(1) Class of securities (eg ordinary shares) ....Ord 25p...

(2) Amount bought	Amount sold	Price per unit
474,000		£2.871

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....14,958,519.................. (1.414%)

(4) Party making disclosure .....HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) St James Place UK plc and St James Place International plc (members of the HBOS group of companies)

OR (b) If dealing for discretionary client(s), name of fund management organisation

....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:-

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)- (7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is

under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Holding(s) in Company
Released	09:50 22 Aug 2003
Number	9572O

Notification has today been received by HBOS plc from Lehman Brothers that as at 19th August 2003 Lehman Brothers International (Europe) no longer had a notifiable interest in HBOS plc Ordinary Shares of 25p each.

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Company	HBOS PLC
TIDM	HBOS
Headline	Statement re BankWest
Released	07:16 26 Aug 2003
Number	0076P

Court Approves HBOS - Bank of Western Australia Ltd Schemes of Arrangement

The Federal Court of Australia today made orders approving the Schemes of Arrangement proposed by HBOS plc ("HBOS") on 9th May 2003 and which were approved by Bank of Western Australia Ltd's ("BankWest") minority shareholders and option holders at Scheme Meetings held on 18 August 2003. The Schemes of arrangement are now unconditional and take effect upon lodgement of the Court orders with ASIC.

Under the Schemes of Arrangement, HBOS's Australian subsidiary, Scottish Western Australia Holdings Pty Ltd will acquire all outstanding shares in BankWest held by minority shareholders and all outstanding options will be cancelled.

BankWest will apply for suspension of trading in BankWest Shares on the Australian Stock Exchange after close of trading today. The transaction is scheduled to complete by 11 September 2003 when BankWest minority shareholders and option holders will receive payment of the consideration.

The consideration of A$4.25 per share for all shares not currently held by HBOS plc and the cash payment for cancellation of options represents a total consideration of approximately A$1.05 billion (approximately £435 million, based on current exchange rates) and will be funded from HBOS' existing capital resources.

HBOS Contacts

Investor Relations

Charles Wycks

Tel: 0131 243 5509

E-Mail: charleswycks@hbosplc.com

Media Relations

Barry Gardner

Tel: 0131 243 7194

E-Mail: barrygardner@hbosplc.com

END

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Announcement Details

Company	Headline	Embargo	Last Update
HBOS PLC	Statement re BankWest		07:16 26 Aug 03

Full Announcement Text

Court Approves HBOS - Bank of Western Australia Ltd Schemes of Arrangement

The Federal Court of Australia today made orders approving the Schemes of Arrangemer HBOS plc ("HBOS") on 9th May 2003 and which were approved by Bank of Western Aust ("BankWest") minority shareholders and option holders at Scheme Meetings held on 18 A Schemes of arrangement are now unconditional and take effect upon lodgement of the C(ASIC.

Under the Schemes of Arrangement, HBOS's Australian subsidiary, Scottish Western Aus Pty Ltd will acquire all outstanding shares in BankWest held by minority shareholders and options will be cancelled.

BankWest will apply for suspension of trading in BankWest Shares on the Australian Stoc close of trading today. The transaction is scheduled to complete by 11 September 2003 w minority shareholders and option holders will receive payment of the consideration.

The consideration of A$4.25 per share for all shares not currently held by HBOS plc and t payment for cancellation of options represents a total consideration of approximately A$1. (approximately £435 million, based on current exchange rates) and will be funded from HI capital resources.

HBOS Contacts

Investor Relations

Charles Wycks

Tel: 0131 243 5509

E-Mail: charleswycks@hbosplc.com

Media Relations

Barry Gardner

Tel: 0131 243 7194

E-Mail: barrygardner@hbosplc.com

END

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Company	Oxford Instruments
TIDM	OXIG
Headline	Holding(s) in Company
Released	10:24 27 Aug 2003
Number	PRNUK-2708

Oxford Instruments plc has been notified today, pursuant to Section 198 of the Companies Act 1985 (for the purposes of Section 208 and 209 of the Act), that HBOS plc and its subsidiaries have a material interest of 1,906,227 Ordinary £ 0.05p shares in our Company, which represents 3.977% of the shares in issue.

The shares to which this notification relates are registered as follows:

No of Shares	Fund	Registered Holder
684,000	SJP RF32	HSBC Global Custody Nominees (UK) Ltd a/c 872859
438,227	SJP RF42	HSBC Global Custody Nominees (UK) Ltd a/c 872860
119,000	SJPI RF59	HSBC Global Custody Nominees (UK) Ltd a/c 823861
665,000	SJPI RF62	HSBC Global Custody Nominees (UK) Ltd a/c 823770

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SEC MAIL RECEIVED PROCESSING SECTION SEP 26 2003 WASH., D.C. 155

Company	Alphameric PLC
TIDM	ALM
Headline	Holding(s) in Company
Released	17:23 28 Aug 2003
Number	1481P

RNS Number:1481P
Alphameric PLC
28 August 2003

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY
ALPHAMERIC PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST
HBOS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

HSBC CUSTODY NOMINEES (UK) LTD A/C 823861	295,000
HSBC CUSTODY NOMINEES (UK) LTD A/C 872860	1,085,100
HSBC CUSTODY NOMINEES (UK) LTD A/C 873770	1,265,300
HSBC CUSTODY NOMINEES (UK) LTD A/C 872859	1,697,800
HSBC NOMINEES LTD	18

5) Number of shares/amount of stock acquired.

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

8) (N/A %) of issued Class

9) Class of security
ORDINARY SHARES OF 2.5P EACH

10) Date of transaction

11) Date company informed
28 AUGUST 2003

12) Total holding following this notification
4,343,218

13) Total percentage holding of issued class following this notification
3.73%.

14) Any additional information

15) Name of contact and telephone number for queries
LORRI WARRINGTON 01483 293971

16) Name and signature of authorised company official responsible for making this notification

Date of Notification
28 AUGUST 2003

This information is provided by RNS
The company news service from the London Stock Exchange

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Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04 / 08 / 2003	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	14,600		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.785		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

SEC MAIL PROCESSING RECEIVED SEP 2 6 2003 WASH. D.C. 155 SECTION

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 14,600
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______ Date 18/8/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ (Deputy)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Employee No	Name	NHI No	Address			Postcode	No of shares allotted	Option price (p)	
911322	Mrs Andrea Katherine Hodgson	NP041476B	6 Burns Close	St Davids Park	Hawarden	CH5 3TS	3,000	538.33	
							3,000		**3,000**
911739	Kenneth William Gillespie	WL376945A	7 Shaw's Crescent	Milton Bridge	Midlothian	EH26 0RE	1,600	535.33	
							2,000	574.33	
							3,600		**3,600**
908925	Keith Murray Hutchison	YX821133B	143 Caiyside	Edinburgh		EH10 7HR	2,000	574.33	
							2,000		**2,000**
906290	Mrs Karin Louise Douglas	NB301265B	15 Keith Avenue	Balmedie	Aberdeen	AB23 8ZR	3,000	201.50	
							3,000		**3,000**
904487	Brian Joseph Hunter	YK753934C	63 Drumlanrig Street	Thornhill	Dumfriesshire	DG3 5LY	3,000	201.50	
							3,000		**3,000**
	4th August 2003							**Total**	**14,600**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	912		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.54		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 912
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed DEPUTY Graeme N Black   Date 18/8/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number   DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	08	2003			

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	
Number allotted	3,063	5,644	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.7879	£4.10	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: SEE ATTACHED SCHEDULE	ORDINARY	4,359
Address:		
UK postcode:		
Name: HALIFAX NOMINEES LIMITED	ORDINARY	4,348
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 18/8/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual	6th August 2003
Mr David Very Bevan 75 Cleeve Hill BRISTOL BS16 6EU	890
Mrs Vivienne Newbold 22 Chadcote Way Catshill BROMSGROVE Worcs B61 0JT	2226
Mr Leslie Smith 47 Ripon Road DEWSBURY West Yorkshire WF12 7LG	1243
3 records	4359

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	2,259	395	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.62	£5.975	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees (*List joint share allotments consecutively*)

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 1,553
Address:		
UK postcode		
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 1,101
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed DEPUTY Joanne O'Dlach Date 18/8/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS Plc
Early Leaver Closure Schedule

Shares to Individual 6th August 2003

Mr David Very Bevan 75 Cleeve Hill BRISTOL BS16 6EU	242
Mrs Dorothy Margaret S Heard 34 St John Street GALASHIELS Selkirkshire TD1 3JX	545
Mrs Ann Margaret Jakeman Lynwood 5 Galachlaw Shot EDINBURGH EH10 7JF	182
Mr Alexander M Stevenson 11 St Modans Court FALKIRK FK1 1AZ	189
Mr David Very Bevan 75 Cleeve Hill BRISTOL BS16 6EU	82
Mrs Ann Margaret Jakeman Lynwood 5 Galachlaw Shot EDINBURGH EH10 7JF	267
Mr Alexander M Stevenson 11 St Modans Court FALKIRK FK1 1AZ	46
7 records	**1553**

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,341		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.69		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

SEC MAIL PROCESSING SECTION RECEIVED SEP 26 2003 WASH. D.C. 155

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 1,341
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed *Lysanne W Black* Date 18/8/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ deputy

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06 08 2003	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	1,251	543	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£7.69	£6.54	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 1,794
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed DEPUTY Lynanne N Black Date 12/8/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,360		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.54		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 1,360
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 18/8/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	06	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	240		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.54		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 240
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 18/8/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	28,072	18,703	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£7.95	£6.54	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 46,775
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 13/8/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ (DEPUTY)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	8,994		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.95		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 8,994
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Deputy [signature] Date 18/8/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 07 Month 08 Year 2003	Day Month Year

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	42,650		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.52		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

SEC MAIL PROCESSING RECEIVED SEP 26 2003 WASH. D.C. 155 SECTION

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: SEE ATTACHED SCHEDULE	ORDINARY	42,650
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Graeme W Black Date 18/8/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Employee No	Name	NHI No	Address					Postcode	No of shares allotted	Option price (p)	
904681	Andrew Walter Barnett	YP731229A	"Westmere"	32 Cheyham Way	Cheam	Sutton	Surrey	SM2 7HX	3,000	188.50	
									3,000	201.50	
									5,000	259.83	
									732	273.67	
									3,768	273.67	
									15,500		15,500
905170	Ian Andrew McKinney	YT589262A	c/o Bank of Scotland	15/F Jardine House	1 Connaught Place	Central	Hong Kong		3,000	273.67	
									3,200	535.33	
									6,200		6,200
904661	Mrs Lynne Ann Eland	YR706161C	5 Strathdon Place	East Kilbride				G75 8FQ	2,400	535.33	
									199	574.33	
									6,801	583.50	
									9,400		9,400
905999	Mrs Gillian Anderson	WM341138A	Annfield	63 Milton Road	Kirlcaldy	Fife		KY1 1TL	3,000	188.50	
									3,000	201.50	
									6,000		6,000
915695	Stephen Lee Dyson	YS880004C	21 Cannan Close	Cherrybrook	Sydney	NWS 2126	Australia		2,800	535.33	
									2,750	574.33	
									5,550		5,550
	7th August 2003									**Total**	42,650

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	11	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	9,000		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.48		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 9,000
Address:		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 18/8/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Employee No	Name	NHI No	Address			Postcode	No of shares allotted	Option price (p)	
007005	Philip Robert Grant	NH538662B	40 Lumsdaine Drive	Dalgety Bay	Fife	KY11 9YU	3,000	201.50	
							2,500	259.83	
							3,500	273.67	
							9,000		**9,000**
	11th August 2003							**Total**	**9,000**

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	11	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1,310	992	504
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.2827	£4.5947	£5.70

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	11 08 2003	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	298		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.7253		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL NOMINEES LIMITED	ORDINARY	393
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	ORDINARY	2,711
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 18/8/13

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Certificates

BOS Numb	Title	Forenames	Surname	NI no.	Address				428.27	459.47	570	472.53	Total Units
908721	Mrs	Mairi Dorothy	Murray	NW020674	24 Frogston Terrace	Fairmilehead	Edinburgh	EH10 7AD	262	0	0	0	**262**
904784	Mr	Ernest Robert	Brown	YK784285	13 Burnbrae	Edinburgh		EH12 8UB	0	992	97	0	**1089**
911002	Mrs	Alana Mary	Durno	NM235134	6 Oransay Place	Oak Gardens	Wishaw	ML2 8JU	0	0	0	298	**298**
906440	Mrs	Elaine	Mason	YH286683	15 Clochoderick Avenue	Kilbarchan	Renfrewshire	PA10 2AY	0	0	407	0	**407**
909553	Mrs	Helen Anne	Edwards	JA343886	56 Rhuddlan Road	St Matthews Park	Buckley	CH7 3QA	655	0	0	0	**655**
									917	992	504	298	**2711**

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 12 Month 08 Year 2003	Day Month Year

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number allotted	396	344	346
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share (*including any share premium*)	£2.1893	£4.2827	£4.5947

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	217	179	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.70	£4.7253	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: MRS VIOLET KATHLEEN BOLTON	Class of shares allotted: ORDINARY	Number allotted: 1,482
Address: 6 CAMERON DRIVE, FALKLAND, CUPAR, FIFE		
UK postcode: KY15 7DL		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] DEPUTY SECRETARY Date 18/8/3

A ~~director / secretary / administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,140		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.54		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL NOMINEES LIMITED	ORDINARY	2,140
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 13/8/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14 08 2003	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	1,148	99	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.62	£5.975	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 1,247
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 18/8/13

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS Plc
Early Leaver Closure Schedule

Shares to Individual	13th August 2003
Miss Sian Louise Barber 56 Corbiere Avenue POOLE Dorset BH12 4JW	154
Violet Bolton Bank of Scotland Trustees 9 Haddington Place EDINBURGH EH7 4AL	381
Mrs Alana Mary Durno 6 Oronsay Place WISHAW Lanarkshire ML2 8JU	217
Mrs Anne-Marie M Smith 107 Firs Avenue Pentrebane CARDIFF CF5 3TG	218
Mr William Walkingshaw 5 Echline Gardens SOUTH QUEENSFERRY West Lothian EH30 9UT	178
Mrs Anne-Marie M Smith 107 Firs Avenue Pentrebane CARDIFF CF5 3TG	66
Mr William Walkingshaw 5 Echline Gardens SOUTH QUEENSFERRY West Lothian EH30 9UT	33
7 records	1247

Violet Bolton is the pers rep of a deceased investor named Thomas Bolton.

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	Month	Year	To Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	549		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 549
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ________ Date 18/8/13

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

SEC MAIL PROCESSING RECEIVED SEP 26 2003 WASH, D.C. 155 SECTION

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15 08 2003	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	11,500		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.445		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULES	Class of shares allotted: ORDINARY	Number allotted: 11,500
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 18/8/3

A ~~director~~ DEPUTY / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Employee No	Name	NHI No	Address			Postcode	No of shares allotted	Option price (p)	
904440	George Burt	YM578266D	24 Crosswood Crescent	Balerno	Midlothian	EH14 7HS	9,500	259.83	
							9,500		**9,500**
	14th August 2003							**Total**	**9,500**

Employee No	Name	NHI No	Address			Postcode	No of shares allotted	Option price (p)	
905398	Thomas Joseph Casey	YX809206A	7 Douglas Place	Dunblane	Perthshire	FK15 9FE	2,000	574.33	
							2,000		**2,000**
	15th August 2003							**Total**	**2,000**

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	4,000		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.50		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 4,000
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY Date 28/8/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Employee No	Name	NHI No	Address			Postcode	No of shares allotted	Option price (p)	
911752	Miss Susan Macpherson Walker	NE922512D	16 Bonaly Wester	Colinton	Edinburgh	EH13 0RQ	1,403	574.33	
							2,597	583.50	
							4,000		**4,000**
	18th August 2003							**Total**	**4,000**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

SEC MAIL PROCESSING RECEIVED SEP 26 2003 WASH. D.C. 155 SECTION

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	972		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.455		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 972
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 29/8/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	1,777	235	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.62	£5.975	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 816
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 1,196
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 29/8/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS Plc
Early Leaver Closure Schedule

Shares to Individual **20th August 2003**

Mr Andrew Peter Armer 50 Longhedge Caldecotte MILTON KEYNES MK7 8LB	364
Miss Isabella Brown 17 Moffat Court Blackwood LANARK ML11 9YJ	91
Miss Alison Gordon 3 Nobles Court MUIR OF ORD Rossshire IV6 7XE	364
Mrs Catherine McLelland Wylie 40 Abercorn Road Newton Mearns GLASGOW G77 6NA	275
Miss Isabella Brown 17 Moffat Court Blackwood LANARK ML11 9YJ	36
Miss Alison Gordon 3 Nobles Court MUIR OF ORD Rossshire IV6 7XE	66
6 records	1196

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	1,225	1,619	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.7879	£4.10	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 1,225
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 1,619
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date 29/8/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

	Shares to Individual	**20th August 2003**
Mr Robin Gavin Gillespie 10 Victoria Square Clifton BRISTOL BS8 4ET	1619	
1 record	**1619**	

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

SEC MAIL PROCESSING RECEIVED SEP 26 2003 WASH, D.C. 155 SECTION

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	4,833		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.54		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 4,833
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 29/8/3

A ~~director~~ deputy / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	Month	Year	To Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	19,434		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.17		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 19,434
Address:		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 29/8/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Employee No	Name	NHI No	Address			Postcode	No of shares allotted	Option price (p)	
908531	Miss Margaret Elizabeth Smart	YM537535B	"Misty View"	3 Hillhead Drive	Falkirk	FK1 5NG	2,065	574.33	
							3,369	538.33	
							5,434		**5,434**
915819	Kenneth John Humphries	WK437488A	11 Rossett Park	Rossett	nr Wrexham	LL12 0FB	3,000	712.50	
							3,000		**3,000**
915908	Robert Brown Hare	WL122153C	13 Balgreen Avenue	Edinburgh		EH12 5SX	6,000	188.50	
							5,000	201.50	
							11,000		**11,000**
	21st August 2003							**Total**	**19,434**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,177		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.80		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 1,177
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 29/8/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,233		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.54		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 2,233
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ________ Date 29/8/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY	
HBOS plc THE MOUND EDINBURGH	
EH1 1YZ	Tel 0131 243 7029
DX number	DX exchange

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Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	540		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.37		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL NOMINEES LIMITED	ORDINARY	540
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 29/8/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27 / 08 / 2003	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,607		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.54		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 2,607
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Deputy   Date 29/8/13

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number   DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	08	2003			

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number allotted	952		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.16		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 952
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 29/8/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	23,706		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.245		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 23,706
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY Date 29/3/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Employee No	Name	NHI No	Address			Postcode	No of shares allotted	Option price (p)	
906863	Brian Watters	WK133182C	5 Carrington House	6 Hertford Street	London	W1J 7RG	3,000	188.50	
							4,000	201.50	
							3,000	259.83	
							3,000	273.67	
							13,000		**13,000**
906855	Ian Campbell Garden	WE974692C	Flat 6	2 Rocheid Park	Edinburgh	EH4 1RP	4,098	535.33	
							4,098		**4,098**
908469	Graham Roland Huxley	WE871267B	16 Trevalyn Way	Rossett	Wrexham	LL12 0EJ	2,400	535.33	
							2,400		**2,400**
907215	Mrs Pauline Walker	NM391164A	25 Bennochy Road	Kirkcaldy	Fife	KY2 5QU	3,000	273.67	
							3,000		**3,000**
912101	Mrs Ann Margaret Jakeman	YT915875D	Lynwood	5 Galachlaw Shot	Edinburgh	EH10 7JF	1,208	712.50	
							1,208		**1,208**
	26th August 2003							**Total**	23,706

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27 / 08 / 2003	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	993	325	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.62	£5.975	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details		Shares and share class allotted	
Name	SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 1,318
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			

Please enter the number of continuation sheets (if any) attached to this form [ ] 2

Signed [signature] Date 29/3/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	721.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: JAMES COYLE	Class of shares allotted: ORDINARY	Number allotted: 5000
Address: 14 GRANGE VIEW LINLITHGOW		
UK postcode: EH49 7HY		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed ______________________ Date 18/9/13

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

NICOLA ANNA MOODIE
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld